U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                     SEC File Number  000-52828

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2010
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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    If the  notification  relates to a portion of the filing checked  above, identify the Item(s) to which the notification relates:  N/A
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Part I - Registrant Information
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Full Name of Registrant:  Digital Development Partners, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      17800 Castleton St., Suite 300

City, State and Zip Code

      City of Industry, CA 91748

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Part II - Rules 12b-25(b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company did not complete its financial statements in sufficient time so as to allow the filing of the 10-K report by March 31, 2011. As a result, additional time is needed to file the report.

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Part IV - Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

             Will Hart                 (303)             839-0061
         -----------------        -------------  -------------------------
              (Name)               (Area Code)       (Telephone Number)

     (2)  Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed? If answer
         is no, identify report(s).                 [X] Yes  [ ] No

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    (3)  Is it anticipated that any significant
         change in results of operations from
         the corresponding period for the last
         fiscal year will be reflected by the
         earnings statements to be included
         in the subject report or portion thereof?  [X] Yes  [ ] No

             The Company may record an impairment
             loss on its distribution rights to the EFT phone.
             The amount of the impairment loss is not known as of March 31, 2011.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       Digital Development Partners, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 31, 2011                      By: /s/ William E. Sluss
                                        --------------------------------
                                        William E. Sluss, Principal Financial
                                        Officer




                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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